SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

	Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange 	Act of 1934 or
Suspension of Duty to File Reports Under Section 13 and
15(d) of the Securities Exchange Act of 1934

Commission File Number 0-23164

Landmark Bancshares, Inc.

(Exact name of registrant as specified in its charter)


	Central and Spruce Streets, Dodge City, Kansas
67801  (316) 227-8111

	(Address, including zip code, and telephone number,
including area code, of 	registrant's principal executive offices)


Common Stock, $0.10 par value per share

(Title of each class of securities covered by this Form)


None

	(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

	Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[  ]	Rule 12h-3(b)(1)(ii)	[  ]
Rule 12g-4(a)(1)(ii)	[  ]	Rule 12h-3(b)(2)(i)	[  ]
Rule 12g-4(a)(2)(i)	[  ]	Rule 12h-3(b)(2)(ii)	[  ]
Rule 12g-4(a)(2)(ii)	[  ]	Rule 15d-6		[X]
Rule 12h-3(b)(1)(i)	[X]

	Approximate number of holders of record as of the certification or notice date: 0

	Pursuant to the requirements of the Securities
Exchange Act of 1934, Landmark Bancorp, Inc., as successor issuer to Landmark Bancshares, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:	January 14, 2002
By:
	/s/Patrick L. Alexander
	President of Landmark Bancorp, Inc.